March 8, 2005

KPMG LLP
Attention: Jonathan Jacoby
1601 Market Street
Philadelphia, PA 19103

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Hancock Horizon Family of Funds listed in Appendix A (the "Portfolios"), five of the Portfolios constituting The Advisors' Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2005, and for the period from October 31, 2004 through January 31, 2005.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2005, and for the period from October 31, 2004 through January 31, 2005, with respect to securities reflected in the investment accounts of the Portfolios.



Sincerely,


/s/ James F. Volk
-----------------
James F. Volk,
President-The Advisors' Inner Circle Fund II



/s/ Peter J. Golden
-------------------
Peter J. Golden
Controller and Chief Financial Officer-
The Advisors' Inner Circle Fund II



/s/ Clifton Saik
----------------
Clifton Saik
Executive Vice President and Senior Trust Officer-
Hancock Bank

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
The Advisors' Inner Circle Fund II:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hancock Horizon Family of Funds listed in Appendix A (the "Portfolios"), five of the Portfolios constituting The Advisors' Inner Circle Fund II, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of January 31, 2005. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by The Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2005, and with respect to agreement of security purchases and sales, for the period from October 31, 2004, the date of the last examination, through January 31, 2005:


(1) Confirmation of all securities held by SEI Private Trust Company, the Sub-custodian, in book entry form and examination of security position reconciliations; and

(2) Reconciliation of a sample of such securities held by the Sub-custodian to the books and records of Hancock Bank, the Custodian; and

(3) Reconciliation of all securities maintained by the Custodian to the books and records of the Portfolios; and

(4) Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

(5) Agreement of one security purchase and one security sale since the last report from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios of The Advisors' Inner Circle Fund II listed in Appendix A complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2005, with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 8, 2005

Appendix A

The Advisors' Inner Circle Fund II

Hancock Horizon Burkenroad Fund
Hancock Horizon Growth Fund
Hancock Horizon Strategic Income Bond Fund
Hancock Horizon Treasury Securities Money Market Fund
Hancock Horizon Value Fund

  FUND NAME                                                              STATE                     REGISTRATION         FILE NUMBER

  The Advisors' Inner Circle Fund II
                                                                         CALIFORNIA                ANNUAL               505 7356
                                                                         COLORADO                  ANNUAL            IC 1995 08 501
                                                                         GEORGIA                   OTHER              SC-MF-020269
                                                                         ILLINOIS                  ANNUAL               60004987
                                                                         INDIANA                   ANNUAL              93-0548 IC
                                                                         MINNESOTA                 ANNUAL               R-36888.2
                                                                         Minnesota Exemption       ANNUAL
                                                                         NORTH CAROLINA            ANNUAL                 3326
                                                                         PENNSYLVANIA              ANNUAL             1993-02-003MF
                                                                         VIRGINIA                  ANNUAL                117018
                                                                         WYOMING                   OTHER                  18723

                                                                         INDIANA                   ANNUAL              04-0688 IC
  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA                 ANNUAL                 96412

  Burkenroad Fund - Class A Shares Prospectus
                                                                         KENTUCKY                  ANNUAL
                                                                         LOUISIANA                 ANNUAL                 96417
                                                                         NEW JERSEY                ANNUAL               BEM-0169
                                                                         OHIO                      OTHER                  41076

  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA                 ANNUAL                 96413
  The Advisor's Inner  Cir - Hancock Family of Funds - Class A
                                                                         LOUISIANA                 ANNUAL                 96414
  The Advisors Inner Circle II- Hancock Bank Family of Funds -
                                                                         LOUISIANA                 ANNUAL                 96415
  The AIC Fund II - Treasury Securities MM Fund
                                                                         ALABAMA                   ANNUAL
  AIC Fund II - Treasury Securities MM Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL               60001564
                                                                         TEXAS                     ANNUAL               M 62883
  AIC Fund II - Treasury Securitites MM Fund - Inst Sweep
                                                                         MISSISSIPPI               ANNUAL               60001563
                                                                         TEXAS                     ANNUAL               M 62884
  The AIC Fund II - Treasury Securities MM Fund - Trust Class
                                                                         MISSISSIPPI               ANNUAL               60001562
                                                                         TEXAS                     ANNUAL               M 62885
  The Advisors' Inner Circle Fund II  - Strategic Income Bond
                                                                         ALABAMA                   ANNUAL
  AIC Fund II - Strategic Income Bond Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL               60001565
                                                                         TEXAS                     GOOD UNTIL SOLD      C 62900
  AIC Fund II - Strategic Income Bond Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL               60001566
                                                                         TEXAS                     GOOD UNTIL SOLD      C 62901
  AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
                                                                         MISSISSIPPI               ANNUAL               60001567
                                                                         TEXAS                     GOOD UNTIL SOLD      C 62902
  The Advisors' Inner Circle Fund II - Value Fund
                                                                         ALABAMA                   ANNUAL
  AIC Fund II - Value Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL               60001568
                                                                         TEXAS                     GOOD UNTIL SOLD      C 62897
  AIC Fund II - Value Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL               60001569

  FUND NAME                                                              STATE                     REGISTRATION         FILE NUMBER

                                                                         TEXAS                     GOOD UNTIL SOLD       C 62898
  AIC Fund II - Value Fund - Trust Class Shares
                                                                         MISSISSIPPI               ANNUAL                60001570
                                                                         TEXAS                     GOOD UNTIL SOLD       C 62899
  AIC Fund II- Hancock Horizon Growth Fund
                                                                         ALABAMA                   ANNUAL
                                                                         LOUISIANA                 ANNUAL                 96416
  The AIC Fund II - Hancock Horizon Growth Fund - Class A Sh
                                                                         MISSISSIPPI               ANNUAL               60004082
                                                                         TEXAS                     GOOD UNTIL SOLD       C 65546
  AIC Fund II - Hancock Horizon Growth Fund - Class C Share
                                                                         MISSISSIPPI               ANNUAL               60004083
                                                                         TEXAS                     GOOD UNTIL SOLD       C 65547
  AIC Fund II - Hancock Horizon Growth Fund - Class T Shares
                                                                         MISSISSIPPI               ANNUAL               60004084
                                                                         TEXAS                     GOOD UNTIL SOLD       C 65548
  Burkenroad Fund
                                                                         ALASKA                    OTHER                60053198
                                                                         ALABAMA                   ANNUAL
                                                                         ARKANSAS                  ANNUAL               60016657
                                                                         CONNECTICUT               ANNUAL                1023325
                                                                         DELAWARE                  ANNUAL                 45261
                                                                         HAWAII                    ANNUAL
                                                                         IDAHO                     ANNUAL                 58005
                                                                         KANSAS                    ANNUAL              2004S0000183
                                                                         MISSOURI                  ANNUAL
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                S30-33-10
                                                                         OREGON                    ANNUAL                2005-194
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL
  Burkenroad Fund - Class A Shares
                                                                         ARIZONA                   ANNUAL                 39766
                                                                         DISTRICT OF COLUMB        ANNUAL                60022980
                                                                         IOWA                      ANNUAL                I-59260
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL               SM20032037
                                                                         MAINE                     ANNUAL                10007145
                                                                         MICHIGAN                  ANNUAL                 944053
                                                                         MISSISSIPPI               ANNUAL              MF-01-12-072
                                                                         MONTANA                   ANNUAL                 53948
                                                                         NORTH DAKOTA              ANNUAL                 AP252
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         NEW MEXICO                ANNUAL
                                                                         OKLAHOMA                  ANNUAL               SE-2102974
                                                                         PUERTO RICO               ANNUAL                 S-29158
                                                                         SOUTH DAKOTA              ANNUAL                  33249
                                                                         TENNESSEE                 ANNUAL                M05-0536
                                                                         TEXAS                     GOOD UNTIL SOLD       C 68047
                                                                         VERMONT                   ANNUAL               2/15/05-01
                                                                         WASHINGTON                GOOD UNTIL SOLD       60038199
                                                                         WISCONSIN                 ANNUAL                489962-03
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD       MF 51603
  Burkenroad Fund - Class D Shares
                                                                         LOUISIANA                 ANNUAL                  96418
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL               SM20022299

  FUND NAME                                                              STATE                     REGISTRATION         FILE NUMBER

                                                                         MISSISSIPPI               ANNUAL               MF-01-12-073
                                                                         NEW JERSEY                ANNUAL                BEM-0170
                                                                         OHIO                      OTHER                  41077
                                                                         TENNESSEE                 ANNUAL                RM04-0797
                                                                         TEXAS                     GOOD UNTIL SOLD        C 68048
                                                                         WISCONSIN                 ANNUAL                 452021

